SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 7 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 15, 2013 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 4, 2015, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1446 (EUR 0.8737 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2014 through January 2015, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
November 2014	1.2554	1.2394
December 2014	1.2504	1.2101
January 2015	1.2015	1.1279

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2014

The following information is primarily derived from KfW’s press release and related press conference of February 4, 2015 announcing selected preliminary results for the full year ended December 31, 2014. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2014 in April 2015.

As of December 31, 2014, KfW’s consolidated total assets amounted to EUR 489.1 billion, an increase of 5.2% or EUR 24.4 billion, compared to EUR 464.8 billion as of December 31, 2013. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 5.0%, or EUR 27.2 billion, to EUR 572.5 billion as of December 31, 2014.

KfW expects its group operating result before valuation for 2014 to be in line with its positive financial performance for the first three quarters of 2014. The group’s operating result before valuation is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses related to promotional activities.

KfW expects to post full-year consolidated results for 2014 that are in line with its positive financial performance for the first three quarters of 2014.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2014 as compared with the same period in 2013.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,
	2014 (1)	2013
	(EUR in millions)
Mittelstandsbank (SME bank)	19,924	22,640
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	27,699	28,911
Export and project finance (KfW IPEX-Bank)	16,638	13,736
Promotion of developing and transition countries	8,829	6,718
of which KfW Entwicklungsbank	7,356	5,268
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,473	1,450
Capital markets	1,203	651

Total promotional business volume (2) (3)	74,141	72,462

(1)	Preliminary and unaudited.

(2)	Total promotional business volume for the full year ended December 31, 2014 has been adjusted for commitments of EUR 152 million, compared to EUR 193 million for the corresponding period in 2013, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

In 2014, KfW’s total promotional business volume increased to EUR 74.1 billion from EUR 72.5 in 2013. This increase was attributable to an increase in commitments in the following business sectors: (i) Capital markets, (ii) KfW Entwicklungsbank and (iii) Export and project finance.

Commitments in the Mittelstandsbank business sector decreased to EUR 19.9 billion in 2014 from EUR 22.6 billion in 2013. This decrease was primarily attributable to decreased commitments in Mittelstandsbank’s environmental investment programs.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute decreased to EUR 27.7 billion in 2014 from EUR 28.9 billion in 2013. This decrease was mainly attributable to a decrease in commitments in Kommunal- und Privatkundenbank/Kreditinstitute’s housing investments.

Commitments in KfW’s Export and project finance business sector increased to EUR 16.6 billion in 2014 from EUR 13.7 billion in 2013. This increase was mainly driven by an increase in commitments in KfW IPEX’s business sectors basic industries, aviation and rail and transport and social infrastructure.

Commitments related to KfW’s Promotion of developing and transition countries increased to EUR 7.4 billion in 2014 from EUR 5.3 billion in 2013. This development was mainly attributable to higher commitments under KfW Entwicklungsbank’s Financial Cooperation Development and Financial Cooperation Promotional Loans.

Commitments under KfW’s Capital markets business sector increased to EUR 1.2 billion from EUR 651 million in 2013 as investments in the ABS (asset-backed securities) and ABCP (asset-backed commercial paper) portfolio for promotional purposes substantially increased in 2014.

Sources of Funds

The volume of funding raised in the capital markets in 2014 totaled EUR 57.4 billion, of which 45% was raised in euro, 38% in U.S. dollars and the remainder in 11 other currencies. KfW expects the volume of funding to be raised in the capital markets in 2015 to be in a range of EUR 55 billion to EUR 60 billion. The volume of funding raised in the capital markets in January 2015 amounted to EUR 8.7 billion.

Other Recent Developments

European Commission’s Investment Plan

Following the European Commission’s announcement of an investment plan to boost jobs and growth, KfW announced on February 4, 2015, that it intends to contribute around EUR 8 billion to the European Commission’s investment plan between 2015 and 2017. KfW’s measures are expected to include granting global loans to European promotional banks with a focus on financing small and medium-sized enterprises, intensifying securitization activities and providing venture capital, project and equity finance. For more information on the European Commission’s plan, see “The Federal Republic of Germany—Other Recent Developments—Policy Responses to the Global Economic and Financial Crisis.”

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2013	0.3	0.3
4th quarter 2013	0.4	1.1
1st quarter 2014	0.8	2.4
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.1	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.1% after price, seasonal and calendar adjustments in the third quarter of 2014 compared to the second quarter of 2014. Compared to the previous quarter, an increase in final consumption expenditure of households by 0.7% contributed positively to the growth of the German economy. In a quarter-on-quarter comparison, the increase in exports (+1.9%) was larger than the increase in imports (+1.7%), so that the balance of exports and imports had a slightly positive effect on Germany’s GDP growth. By contrast, total capital formation was down. Especially gross fixed capital formation in machinery and equipment decreased by 2.3% compared to the second quarter of 2014. Also, inventories were markedly reduced, which slowed GDP growth by 0.5 percentage points.

In a year-on-year comparison, the German economy grew. GDP in the third quarter of 2014 increased by 1.2% in price- and calendar-adjusted terms compared to the third quarter of 2013.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2014, press release of November 25, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/11/PE14_416_811.html).

In 2014 as a whole, price-adjusted GDP increased by 1.5% compared to 2013, according to preliminary calculations of the German Federal Statistical Office. The higher annual growth rate compared to 2013 (+0.1%) and 2012 (+0.4%) was influenced by strong domestic demand. In price- and calendar-adjusted terms, GDP increased by 1.5% in 2014 as a whole because the number of working days in 2014 was almost the same as in 2013.

One of the most significant factors behind German economic growth in 2014 was final consumption expenditure of households and of government, which increased, in price-adjusted terms, by 1.1% and 1.0%, respectively, compared to 2013. In addition, gross fixed capital formation in machinery and equipment increased by 3.7% and gross fixed capital formation in construction increased by 3.4% compared to 2013.

German exports of goods and services increased, in price-adjusted terms, by 3.7% in 2014 compared to 2013, while imports increased by 3.3%. The balance of exports and imports thus made a relatively small contribution of 0.4 percentage points to GDP growth in 2014.

Source: Statistisches Bundesamt, German economy in solid shape in 2014, press release of January 15, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_016_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2013	0.4	1.4
January 2014	-0.6	1.3
February 2014	0.5	1.2
March 2014	0.3	1.0
April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2

On an annual average, consumer prices in Germany increased by 0.9% in 2014 compared to 2013. The year-on-year rate of price increase has thus been decreasing since 2011 (2011: 2.1%; 2012: 2.0%; 2013: 1.5%). The moderate year-on-year rate of price increase in 2014 was mainly due to low inflation rates in the second half of 2014. A major factor underlying the development of price levels in 2014 was the decline in energy prices, which decreased by 2.1% compared to 2013. This was predominantly a result of a reduction in crude oil prices. Compared to 2013, food prices increased by 1.0% in 2014. Over the same period, prices for total goods increased by 0.2% while prices for services increased by 1.6%.

In December 2014, consumer prices in Germany rose by 0.2% compared to December 2013. This marked the lowest year-on-year rate of price increase since October 2009.

The low inflation rate in December 2014 was due mainly to a 6.6% decrease in energy prices from December 2013 to December 2014. Most notably, prices for heating oil and motor fuels decreased by 22.8% and 12.1%, respectively, compared to the corresponding period in 2013. Other household energy prices decreased to a much lesser extent, while prices for electricity rose by 1.9%. Excluding the prices of energy products, the inflation rate in December 2014 compared to December 2013 would have been 1.0%.

Food prices decreased by 1.2% in December 2014 compared to December 2013. The prices of goods as a whole in December 2014 decreased by 1.2% compared to December 2013, mainly as a result of decreasing energy and food prices. By contrast, prices for services during the same period increased by 1.4%, due mainly to a 1.4% increase in net rents exclusive of heating expenses.

Compared with November 2014, the consumer price index in December 2014 remained unchanged. Notable price increases of 12.2% and 5.6% were observed for package holidays and information processing equipment, respectively. Prices for food increased by 0.4% compared to November 2014. Energy prices decreased by 3.9% from November 2014 to December 2014.

Source: Statistisches Bundesamt, Consumer prices in 2014: +0.9% on 2013, press release of January 16, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_017_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2013	4.9	5.1
January 2014	5.5	5.1
February 2014	5.4	5.1
March 2014	5.4	5.0
April 2014	5.1	5.0
May 2014	4.8	5.0
June 2014	4.8	5.0
July 2014	4.7	5.0
August 2014	5.0	5.0
September 2014	4.9	5.0
October 2014	4.8	4.9
November 2014	5.0	4.9
December 2014	4.5	4.8

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 411,000 persons, or 1.0%, from December 2013 to December 2014. Compared to November 2014, the number of employed persons in December 2014 increased by approximately 22,000, after adjustment for seasonal fluctuations.

In December 2014, the number of unemployed persons decreased by approximately 137,000, or 6.4%, compared to December 2013. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2014 decreased by 1.5% to 2.01 million compared to November 2014.

Sources: Statistisches Bundesamt, 42.8 million persons in employment in December 2014, press release of January 29, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_029_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to November 2014	January to November 2013
Trade in goods, including supplementary trade items	212.0	194.3
Services	-42.2	-48.9
Primary income	56.7	59.6
Secondary income	-35.7	-37.1

Current account	190.8	168.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2014: +1.4% on November 2013, press release of January 9, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_008_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, the general government) recorded a net lending of EUR 11.9 billion in 2014. The Federal Government, municipalities and social security funds achieved a surplus, while the federal states recorded a slight net borrowing.

When measured as a percentage of GDP at current prices, the surplus ratio of the general government was 0.4%.

Source: Statistisches Bundesamt, German economy in solid shape in 2014, press release of January 15, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_016_811.html).

Other Recent Developments

Policy Responses to the Global Economic and Financial Crisis

On January 13, 2015, the European Commission adopted a legislative proposal establishing the European Fund for Strategic Investments (“EFSI”) with an initial contribution on the European Union (“EU”) level of EUR 21 billion. The EFSI is set up as a dedicated trust-fund within the European Investment Bank (“EIB”) with a view to presenting a different risk profile, providing additional sources of financing and targeting projects delivering greater societal and economic value beyond the projects currently financed through the EIB or existing EU programs. The EFSI is part of the European Commission’s investment plan for Europe, a proposed package of measures seeking to mobilize EUR 315 billion in public and private investments over the next three years (2015–2017). The EFSI is open to contributions from member states of the EU (“Member States”), national promotional banks, regional authorities and private investors, including entities outside the EU subject to the consent of existing contributors. Contributions to the EFSI by Member States will not be counted when defining the fiscal adjustment under either the preventive or corrective arm of the Stability and Growth Pact. For more information on KfW’s contribution to the plan, see “KfW—Other Recent Developments—European Commission’s Investment Plan.”

Sources: European Commission, Delivery of €315 billion Investment Plan on track: Commission presents law for the European Fund for Strategic Investments, press release of January 13, 2015 (http://europa.eu/rapid/press-release_IP-15-3222_en.htm); European Commission, Factsheet 2: Where Does the Money Come From? (http://ec.europa.eu/priorities/jobs-growth-investment/plan/docs/factsheet2-where-from_en.pdf).

On January 22, 2015, the European Central Bank (“ECB”) announced an expanded asset purchase program under which the ECB will add the purchase of sovereign bonds to its existing private sector asset purchase programs in order to address the risks of a prolonged period of low inflation. The ECB will buy bonds issued by euro area central governments, agencies and European institutions in the secondary market against central bank money. Monthly purchases under the program are expected to amount to EUR 60 billion. The ECB has announced it intends to carry out these purchases until at least September 2016 and, in any case, until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to, 2% over the medium term.

Source: European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (http://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI

Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: February 5, 2015